Exhibit 99.1

ZIM Reports Financial Results for the Fourth Quarter
and Full Year of 2022

Generates Strong Full Year Results: Revenue of $12.56 Billion, Net Income of $4.63
Billion, Adjusted EBITDA1 of $7.54 Billion, and Adjusted EBIT1 of $6.15 Billion

Full Year 2023 Guidance: Expect to Generate Adjusted EBITDA of $1.8-$2.2 Billion
and Adjusted EBIT of $100-$500 Million2

Declared Q4 2022 Dividend of Approximately $769 Million, or $6.40 per Share,
Representing, Together with Previous Distributions Made on Account of 2022,
 Approximately 44% of the Full Year 2022 Net Income

Haifa, Israel, March 13, 2023 – ZIM Integrated Shipping Services Ltd. (NYSE: ZIM), a global container liner shipping company, announced today its consolidated results for the three and twelve months ended December 31, 2022.

Fourth Quarter and Full Year 2022 Highlights

•
Net income for the fourth quarter was $417 million (compared to $1.71 billion in the fourth quarter of 2021), or $3.44 per diluted share[3] (compared to $14.17 in the fourth quarter of 2021); net income for the full year was $4.63 billion (compared to $4.65 billion for the full year of 2021)

•	Adjusted EBITDA for the fourth quarter was $973 million, a year-over-year decrease of 59%; Adjusted EBITDA for the full year was $7.54 billion, a year-over-year increase of 14%
•
Operating income (EBIT) for the fourth quarter was $585 million, a year-over-year decrease of 72%; operating income (EBIT) for the full year was $6.14 billion, a year-over-year increase of 5%. Reconciliation items between operating income and Adjusted EBIT in the fourth quarter and full year were minor

•	Revenues for the fourth quarter were $2.19 billion, a year-over-year decrease of 37%; revenues for the full year were $12.56 billion, a year-over-year increase of 17%
•	Carried volume in the fourth quarter was 823 thousand TEUs, a year-over-year decrease of 4%; carried volume in the full year was 3,380 thousand TEUs, a year-over-year decrease of 3%
•	Average freight rate per TEU in the fourth quarter was $2,122, a year-over-year decrease of 42%; average freight rate per TEU in the full year was $3,240, a year-over-year increase of 16%
•	Net leverage ratio[1] of 0.0x at December 31, 2022, similar to December 31, 2021; reached positive net cash position of $279 million as of December 31, 2022
•	Declared dividend of approximately $769 million, or $6.40 per share, representing, together with previous distributions made on account of 2022, approximately 44% of the full year 2022 net income

1 See disclosure regarding “Use of Non-IFRS Financial Measures.”
2 The Company does not provide IFRS guidance because it is not readily available. See disclosure regarding “Use of Non-IFRS Measures in the Company’s 2023 Guidance.”
3 The number of shares used to calculate the diluted earnings per share is 120,431,208. The number of outstanding shares as of December 31, 2022, was 120,149,921.

Eli Glickman, ZIM President & CEO, stated, “2022 was an exceptional year for ZIM, as we capitalized on both our differentiated strategy and the attractive market, driving record full year Adjusted EBITDA and EBIT results. Returning cash to shareholders remains a priority for our company, and we are pleased to have drawn on our strong performance to declare a fourth quarter dividend of approximately $769 million, or $6.40 per share. In total, we will be providing shareholders dividends of $2.04 billion, representing approximately 44% of total 2022 net income.”

Mr. Glickman added, “Over the past two years we have taken important steps amidst a highly lucrative market to best position ZIM to execute in a more normalized trading environment. Specifically, we enhanced our vessel sourcing strategy to secure attractive newbuild capacity and improve our cost structure. We have also diversified our commercial presence to ensure ZIM is optimizing its performance to create long-term sustainable shareholder value. Our chartered LNG-powered newbuild capacity is expected to significantly improve our cost structure throughout 2023 and beyond, strengthen our commercial prospects and advance our ESG objectives for ZIM and our customers. Consistent with our global niche strategy, we continuously review and adapt our network to swiftly respond to customers’ changing needs, capitalize on shifting market dynamics and new growth opportunities and maximize profitability.”

Mr. Glickman concluded, “While macroeconomic uncertainties, the precipitous decline in freight rates over the past few months and the supply-demand imbalance continue to drive a challenging near-term outlook for container shipping, we are confident in ZIM’s strategy and believe we will generate positive EBIT in 2023. For the full year, we expect to generate Adjusted EBITDA between $1.8 billion to $2.2 billion and Adjusted EBIT between $100 million to $500 million. In 2023 and beyond, our focus on leveraging digital strategies, operating a high-quality sustainable fleet, and further implementing our global niche strategy positions us well to best serve our customers and generate long-term sustainable value for our shareholders.”

Summary of Key Financial and Operational Results

	Q4.22	Q4.21	2022	2021
Carried volume (K-TEUs)	823	858	3,380	3,481
Average freight rate ($/TEU)	2,122	3,630	3,240	2,786
Revenue ($ in millions)	2,189	3,466	12,562	10,729
Operating income (EBIT) ($ in millions)	585	2,116	6,136	5,816
Profit before income tax ($ in millions)	558	2,083	6,027	5,660
Net income ($ in millions)	417	1,708	4,629	4,649
Adjusted EBITDA[1] ($ in millions)	973	2,362	7,541	6,597
Adjusted EBIT[1] ($ in millions)	585	2,114	6,145	5,820
Adjusted EBITDA margin	44%	68%	60%	61%
Adjusted EBIT margin	27%	61%	49%	54%
Diluted EPS ($)	3.44	14.17	38.35	39.02
Net cash generated from operating activities ($ in millions)	1,069	2,005	6,110	5,971
Free cash flow[1] ($ in millions)	1,048	1,661	5,796	4,877
			DEC.22	DEC.21
Net debt (Net cash)[1] ($ in millions)			(279)	(509)

Financial and Operating Results for the Fourth Quarter Ended December 31, 2022
Total revenues were $2.19 billion for the fourth quarter of 2022, compared to $3.47 billion for the fourth quarter of 2021, primarily driven by a decrease in freight rates.

ZIM carried 823 thousand TEUs in the fourth quarter of 2022, compared to 858 thousand TEUs in the fourth quarter of 2021. The average freight rate per TEU was $2,122 for the fourth quarter of 2022, compared to $3,630 for the fourth quarter of 2021.

Operating income (EBIT) for the fourth quarter of 2022 was $585 million, compared to $2.12 billion for the fourth quarter of 2021, resulting from a decrease in freight rates, as well as increased costs, primarily bunker and vessels chartering costs.

Net income for the fourth quarter of 2022 was $417 million, compared to $1.71 billion for the fourth quarter of 2021.

Adjusted EBITDA was $973 million for the fourth quarter of 2022, compared to $2.36 billion for the fourth quarter of 2021. Adjusted EBIT was $585 million for the fourth quarter of 2022, compared to $2.11 billion for the fourth quarter of 2021. Adjusted EBITDA and Adjusted EBIT margins for the fourth quarter of 2022 were 44% and 27%, respectively. This compares to 68% and 61% for the fourth quarter of 2021, respectively.

Net cash generated from operating activities was $1.07 billion for the fourth quarter of 2022, compared to $2.00 billion for the fourth quarter of 2021.

Financial and Operating Results for the Full Year Ended December 31, 2022
Total revenues were $12.56 billion for the full year of 2022, compared to $10.73 billion for the full year of 2021, primarily driven by elevated freight rates.

ZIM carried 3,380 thousand TEUs in the full year of 2022, compared to 3,481 thousand TEUs in the full year of 2021. The average freight rate per TEU was $3,240 for the full year of 2022, compared to $2,786 for the full year of 2021.

Operating income (EBIT) for the full year of 2022 was $6.14 billion, compared to $5.82 billion for the full year of 2021. Full-year operating income benefited from elevated freight rates, the impact of which was partially offset by increased bunker and vessel chartering costs.

Net income for the full year of 2022 was $4.63 billion, compared to $4.65 billion for the full year of 2021. Net income for the full year of 2022 included a tax expense of $1.40 billion, compared to $1.01 billion for the full year of 2021.

Adjusted EBITDA was $7.54 billion for the full year of 2022, compared to $6.60 billion for the full year of 2021. Adjusted EBIT was $6.15 billion for the full year of 2022, compared to $5.82 billion for the full year of 2021. Adjusted EBITDA and Adjusted EBIT margins for the full year of 2022 were 60% and 49%, respectively. This compares to 61% and 54% for the full year of 2021, respectively.

Net cash generated from operating activities was $6.11 billion for the full year of 2022, compared to $5.97 billion for the full year of 2021.

Liquidity, Cash Flows and Capital Allocation
ZIM’s total cash position (which includes cash and cash equivalents and investments in bank deposits and other investment instruments) increased by $792 million from $3.81 billion as of December 31, 2021 to $4.60 billion as of December 31, 2022. Capital expenditures totaled $345 million for the year ended December 31, 2022, compared with $1.01 billion for the year ended December 31, 2021. Net cash position as of December 31, 2022, was $279 million compared to $509 million as of December 31, 2021, a decrease of $230 million. ZIM’s net leverage ratio as of December 31, 2022, was 0.0x, similar to December 31, 2021.

2022 Dividends
In accordance with the Company's dividend policy, ZIM's Board of Directors declared a cash dividend of approximately $769 million, or $6.40 per ordinary share. Together with prior dividend distributions made on account of 2022, dividend distributions for the year totaled approximately 44% of the year’s net income. The dividend will be paid on April 3, 2023, to holders of ZIM ordinary shares as of March 24, 2023. Since the foregoing declared dividend amount per share constitutes more than 25% of the Company’s ordinary share price on the declaration date (March 13, 2023), per the instructions of the NYSE, the ex-dividend date with respect to this dividend distribution will be April 4, 2023. Shareholders who wish to receive the dividend must hold their ZIM shares until the ex-dividend date.

Use of Non-IFRS Measures in the Company’s 2023 Guidance
A reconciliation of the Company’s non-IFRS financial measures included in its full-year 2023 guidance to corresponding IFRS measures is not available on a forward-looking basis. In particular, the Company has not reconciled its Adjusted EBITDA and Adjusted EBIT because the various reconciling items between such non-IFRS financial measures and the corresponding IFRS measures cannot be determined without unreasonable effort due to the uncertainty regarding, and the potential variability of, the future costs and expenses for which the Company adjusts, the effect of which may be significant, and all of which are difficult to predict and are subject to frequent change.

Full-Year 2023 Guidance
In 2023, the Company expects to generate Adjusted EBITDA of between $1.8 billion and $2.2 billion and Adjusted EBIT of between $100 to $500 million.

Conference Call Details
Management will host a conference call and webcast (along with a slide presentation) to review the results and provide a corporate update today at 8:00 AM ET.

To access the live conference call by telephone, please dial the following numbers: United States +1-855-265-6958 or +1-718-705-8796; Israel +972-3-721-9662 or UK/international +44-1-212-818-004. The call (and slide presentation) will be available via live webcast through ZIM’s website, located at the following link. Following the conclusion of the call, a replay of the conference call will be available on the Company's website.

Annual Report on Form 20-F for 2022
In accordance with rule 203.01 of the NYSE, the Company’s Annual Report filed with the Securities and Exchange Commission on March 13, 2023, on Form 20-F is available on the Company’s website. Hard copies of the Annual Report will be provided free of charge upon request from the Company.

About ZIM
Founded in Israel in 1945, ZIM (NYSE: ZIM) is a leading global container liner shipping company with established operations in more than 90 countries serving approximately 34,000 customers in over 300 ports worldwide. ZIM leverages digital strategies and a commitment to ESG values to provide customers innovative seaborne transportation and logistics services and exceptional customer experience. ZIM's differentiated global-niche strategy, based on agile fleet management and deployment, covers major trade routes with a focus on select markets where the company holds competitive advantages. Additional information about ZIM is available at www.ZIM.com.

Forward-Looking Statements
The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company’s current expectations and projections about future events or results. There are important factors that could cause the Company’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: market changes in freight, bunker, charter and other rates or prices, supply-demand fluctuations in the containerized shipping market, new legislation or regulation affecting the Company’s operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, global, regional and/or local political instability, inflation rate fluctuations, capital markets fluctuations and other risks and uncertainties detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission (SEC), including under the caption “Risk Factors” in its 2022 Annual Report filed with the SEC on March 13, 2023.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Use of Non-IFRS Financial Measures
The Company presents non-IFRS measures as additional performance measures as the Company believes that it enables the comparison of operating performance between periods on a consistent basis. These measures should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. Please note that Adjusted EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, the non-IFRS financial measures presented by the Company, may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated.

Adjusted EBITDA is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net, income taxes, depreciation and amortization in order to reach EBITDA, and further adjusted to exclude impairment of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

Adjusted EBIT is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net and income taxes, in order to reach our results from operating activities, or EBIT, and further adjusted to exclude impairment of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

Free cash flow is a non-IFRS financial measure which we define as net cash generated from operating activities minus capital expenditures, net.

Net debt is a non-IFRS financial measure which we define as face value of short- and long-term debt, minus cash and cash equivalents, bank deposits and other investment instruments.  We refer to this measure as net cash when cash and cash equivalents, bank deposits and other investment instruments exceed the face value of short- and long-term debt.

Net leverage ratio is a non-IFRS financial measure which we define as net debt (see above) divided by Adjusted EBITDA for the last twelve-month period. When our net debt is less than zero, we report the net leverage ratio as zero.

See the reconciliation of net income to Adjusted EBITDA and Adjusted EBIT and net cash generated from operating activities to free cash flow in the tables provided below.

Investor Relations:
Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com

Media:
Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-865-2520
shats.avner@zim.com

CONSOLIDATED BALANCE SHEET
(U.S. dollars in millions)

	December 31
	2022	2021
	(Audited)	(Audited)
Assets
Vessels	4,409.9	2,957.8
Containers and handling equipment	1,242.8	1,365.8
Other tangible assets	98.5	68.9
Intangible assets	92.9	73.8
Investments in associates	22.0	12.2
Other investments	1,373.2	169.2
Other receivables	112.1	107.2
Deferred tax assets	2.3	2.1
Total non-current assets	7,353.7	4,757.0

Inventories	190.7	119.0
Trade and other receivables	825.7	1,278.0
Other investments	2,233.1	2,144.5
Cash and cash equivalents	1,022.1	1,543.3
Total current assets	4,271.6	5,084.8
Total assets	11,625.3	9,841.8

Equity
Share Capital and reserves	1,987.7	2,011.4
Retained earnings	3,901.9	2,580.6
Equity attributable to owners of the Company	5,889.6	4,592.0
Non-controlling interests	6.3	7.5
Total equity	5,895.9	4,599.5

Liabilities
Lease liabilities	2,778.7	2,178.7
Loans and other liabilities	91.9	120.8
Employee benefits	45.2	65.6
Deferred tax liabilities	151.4	120.6
Total non-current liabilities	3,067.2	2,485.7

Trade and other payables	896.2	1,086.3
Provisions	50.2	28.3
Contract liabilities	238.9	618.3
Lease liabilities	1,380.8	893.0
Loans and other liabilities	96.1	130.7
Total current liabilities	2,662.2	2,756.6
Total liabilities	5,729.4	5,242.3

Total equity and liabilities	11,625.3	9,841.8

CONSOLIDATED INCOME STATEMENTS
(U.S. dollars in millions, except per share data)

	Three months ended December 31,		Year ended December 31,
	2022	2021	2022	2021
	(Unaudited)	(Unaudited)	(Audited)	(Audited)

Income from voyages and related services	2,188.9	3,466.4	12,561.6	10,728.7
Cost of voyages and related services
Operating expenses and cost of services	(1,134.3)	(1,029.0)	(4,764.5)	(3,905.9)
Depreciation	(380.6)	(242.4)	(1,370.3)	(756.3)
Gross profit	674.0	2,195.0	6,426.8	6,066.5

Other operating income	8.1	5.0	48.9	14.5
Other operating expenses	(0.5)	(0.3)	(0.9)	(1.0)
General and administrative expenses	(94.3)	(83.8)	(338.3)	(267.7)
Share of profits (loss) of associates	(2.6)	0.9	(0.7)	4.0

Results from operating activities	584.7	2,116.8	6,135.8	5,816.3

Finance income	48.6	9.7	130.9	18.8
Finance expenses	(75.4)	(43.9)	(239.4)	(175.6)

Net finance expenses	(26.8)	(34.2)	(108.5)	(156.8)

Profit before income taxes	557.9	2,082.5	6,027.3	5,659.5

Income taxes	(141.4)	(374.1)	(1,398.3)	(1,010.4)

Profit for the period	416.5	1,708.4	4,629.0	4,649.1

Attributable to:

Owners of the Company	414.2	1,705.1	4,619.4	4,640.3
Non-controlling interests	2.3	3.3	9.6	8.8
Profit for the period	416.5	1,708.4	4,629.0	4,649.1

Earnings per share (US$)
Basic earnings per 1 ordinary share	3.45	14.34	38.49	40.31
Diluted earnings per 1 ordinary share	3.44	14.17	38.35	39.02

Weighted average number of shares for EPS calculation
Basic	120,098,658	118,908,731	120,012,375	115,105,504
Diluted	120,431,208	120,332,347	120,444,889	118,933,723

CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars in millions)

	Year ended December 31,
	2022	2021
	(Audited)	(Audited)

Cash flows from operating activities
Profit for the year	4,629.0	4,649.1

Adjustments for:
Depreciation and amortization	1,396.3	779.2
Net finance expenses	108.5	156.8
Share of profits and change in fair value of investees	(2.1)	(4.7)
Capital gains, net	(42.7)	(8.7)
Income taxes	1,398.3	1,010.4
Other non-cash items	39.7	20.8

	7,527.0	6,602.9

Change in inventories	(71.7)	(66.8)
Change in trade and other receivables	496.6	(766.5)
Change in trade and other payables including contract liabilities	(325.7)	555.9
Change in provisions and employee benefits	15.9	6.6

	115.1	(270.8)

Dividends received	0.9	4.4
Interest received	53.2	3.5
Income taxes paid	(1,586.1)	(369.1)

Net cash generated from operating activities	6,110.1	5,970.9

Cash flows from investing activities
Proceeds from sale of tangible assets, intangible assets and interest in investees	48.1	10.9
Acquisition and capitalized expenditures of tangible assets, intangible assets and interest in investees	(345.5)	(1,005.0)
Acquisition of investment instruments, net	(1,433.1)	(182.5)
Change in other receivables	(20.2)	(101.8)
Change in other investments (mainly deposits), net	105.7	(2,064.7)
Net cash used in investing activities	(1,645.0)	(3,343.1)

Cash flows from financing activities
Receipt of long-term loans and other long-term liabilities	59.2	50.0
Issuance of share capital, net of issuance costs		205.4
Repayment of lease liabilities and borrowings	(1,449.4)	(1,191.3)
Change in short-term loans	(53.5)	(16.0)
Dividend paid to non-controlling interests	(8.4)	(4.7)
Dividend paid to owners of the Company	(3,303.3)	(536.4)
Interest paid	(221.0)	(160.0)
Net cash used in financing activities	(4,976.4)	(1,653.0)

Net change in cash and cash equivalents	(511.3)	974.8
Cash and cash equivalents at beginning of the year	1,543.3	570.4
Effect of exchange rate fluctuation on cash held	(9.9)	(1.9)
Cash and cash equivalents at the end of the year	1,022.1	1,543.3

RECONCILIATION OF NET INCOME TO ADJUSTED EBIT
(U.S. dollars in millions)

	Three months ended December 31,		Year ended December 31,
	2022	2021	2022	2021

Net income	417	1,708	4,629	4,649
Financial expenses (income), net	27	34	109	157
Income taxes	141	374	1,398	1,010
Operating income (EBIT)	585	2,116	6,136	5,816
Non-cash charter hire expenses	-	1	-	2
Capital gain, beyond the ordinary course of business	-	-	(1)	-
Expenses related to legal contingencies	-	(3)	10	2
Adjusted EBIT	585	2,114	6,145	5,820
Adjusted EBIT margin	27%	61%	49%	54%

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA
(U.S. dollars in millions)

	Three months ended December 31,		Year ended December 31,
	2022	2021	2022	2021

Net income	417	1,708	4,629	4,649
Financial expenses (income), net	27	34	109	157
Income taxes	141	374	1,398	1,010
Depreciation and amortization	388	249	1,396	780
EBITDA	973	2,365	7,532	6,596
Non-cash charter hire expenses	-	-	-	(1)
Capital gain, beyond the ordinary course of business	-	-	(1)	-
Expenses related to legal contingencies	-	(3)	10	2
Adjusted EBITDA	973	2,362	7,541	6,597
Adjusted EBITDA margin	44%	68%	60%	61%

RECONCILIATION OF NET CASH GENERATED FROM OPERATING ACTIVITES TO FREE CASH FLOW
(U.S. dollars in millions)

	Three months ended December 31,		Year ended December 31,
	2022	2021	2022	2021

Net cash generated from operating activities	1,069	2,005	6,110	5,971
Capital expenditures, net	(21)	(344)	(314)	(1,094)
Free cash flow	1,048	1,661	5,796	4,877